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                              July 6, 2023

       Kimball Carr
       Chief Executive Officer
       Inspire Veterinary Partners, Inc.
       780 Lynnhaven Parkway
       Suite 400
       Virginia Beach, VA 23452

                                                        Re: Inspire Veterinary
Partners, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 16, 2023
                                                            File No. 333-271198

       Dear Kimball Carr:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2023 letter.

       Amendment No. 3 to Form S-1

       Dilution, page 33

   1. It appears that certain amounts presented in your dilution section are inconsistent with one another. For example,
the second paragraph indicates that 630,682 shares of Class A common stock are
potentially issuable upon the exercise of warrants outstanding as of the date of this
prospectus; however, the table below shows 680,682 Shares of Class A common stock that are
potentially issuable upon exercise warrants outstanding as of the date of this
prospectus. In addition, the paragraph above the table indicates that the
                                                        Company anticipates
that the aggregate number of shares of Class A common stock to be outstanding after this
offering will be 5,782,203; however the table below indicates a
 Kimball Carr
Inspire Veterinary Partners, Inc.
July 6, 2023
Page 2
       different number. Please revise your disclosures as necessary.
Security Ownership of Certain Beneficial Owners and Management, page 71

2. We note your revisions in response to our prior comment 5 and reissue in part. Please explain your use of the same number of shares outstanding for your calculation of beneficial ownership before the offering and after the offering. In this regard, we note your statement that the table reflects 5.3 million shares of Class A common stock "issued and outstanding as of the date of this prospectus," when your other disclosures state that there are 970,457 shares of Class A common stock currently issued and outstanding.
       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

FirstName LastNameKimball Carr                              Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameInspire Veterinary Partners, Inc.
                                                            Services
July 6, 2023 Page 2
cc:       Joe Laxague, Esq.
FirstName LastName